6 December 2004

Warner Chilcott plc

Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, Deutsche Bank AG has informed Warner Chilcott plc that on the basis that the relevant issued share capital is 187,299,703 shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 22,011,972 ordinary shares of Warner Chilcott plc, amounting to 11.75%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.